Exhibit 99.1

Management’s report on internal controls over financial reporting

The management of Constellium N.V. (“Constellium” or the “Company”), including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in the Securities Exchange Act of 1934, as amended, Rule 13a-15(f).

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU).

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Constellium’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on such criteria, Constellium’s management has concluded that, as of December 31, 2014, the Company´s internal control over financial reporting is effective.

Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.

March 25, 2015

/s/ Pierre Vareille

Pierre Vareille

Chief Executive Officer

/s/ Didier Fontaine

Didier Fontaine

Chief Financial Officer